OOTify, Inc.



ANNUAL REPORT

7986 E. Hampshire Rd.

Orange, CA 92867

(424) 581-7276

ootify.com

This Annual Report is dated April 29, 2022.

BUSINESS

OOTify, Inc is a Corporation organized under the laws of the state of Delaware that provides a patent-pending digital hub that uses artificial intelligence (AI) to connect members to the best possible mental health resources tailored to their specific needs at that moment.

The Company's business model consists of a free downloadable mobile app and website. We charge a fee for service to connect members to therapists and coaches through our hub and this service is primarily B2B2C online through our mobile app and website.

The Company's Intellectual Property was developed by Ravi Sharma and Dr. Paul Puri and all rights have been assigned to the Company.

Here are our top 3 reasons to invest:

(1) The United States market for mental health services for colleges alone is $75 billion. OOTify has already started to secure enterprise contracts and has multiple colleges in the sales pipeline.

(2) OOTify's patent-pending platform uses personalized clinical AND sub-clinical solutions - powered by interactive web3 gamification and artificial intelligence - such as therapy, and peer-to-peer support to address a wide range of mental health challenges for a population with

disparate needs.

(3) The OOTify team is deeply steeped in the digital mental health space with proven leadership, strong clinical and behavioral grounding, and at-scale, serial technology building.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $215,000.00

Number of Securities Sold: 58,000

Use of proceeds: building MVP (product), team, and marketing

Date: August 01, 2018

Offering exemption relied upon: 506(b)

Type of security sold: SAFE

Final amount sold: $225,000.00

Use of proceeds: MVP, Team, Marketing

Date: September 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $25,000.00

Number of Securities Sold: 28,734

Use of proceeds: MVP and sales

Date: January 09, 2018

Offering exemption relied upon: 144A

Type of security sold: SAFE

Final amount sold: $557,000.00

Use of proceeds: Scale, Technology and Hiring

Date: December 13, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $247,500.00

Use of proceeds: Scale, Technology and Hiring

Date: January 19, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

The following discussion is based on our unaudited operating data and is subject to change as confirmed by an independent accountant's financial review.

Summary

Appropriate investments were made in technology, R&D (clinical trial), and personnel. No material changes year-over-year.

Balance Sheet and Revenue

2020 was a very positive year for the Company as we increased the balance sheet position with external venture capital and strategic angel investor funding. We increased revenue by 44%. Going into 2021, we signed a large enterprise account (5 year contract) for $24,000/year and have started to scale this effort for other enterprise accounts last year and this year.

Cost of Sales

Sales and marketing expenses in 2020 were drastically reduced as we moved from direct-to-consumer to enterprise sales from $45,083 to $2,911. We expect this to carry forward into the future and scaling enterprise accounts is much more efficient.

Gross Margins

We expect gross margins for services to be up to 40% for in-network and up to 20% for out-of-network services provided to enterprises. Once we are providing the analytics to enterprises in 2023, we believe we can deliver up to 80% gross margin on the software sales.

Expenses

The expenses were lower by 12.16% from $278,153 to 250,165. The initial investment in technology has been completed and as of last year, two patents were also filed. We have invested in the technology for enterprise scalability.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because enterprise contracts have been signed. Past cash was primarily generated through equity investments and government grants. Our goal is to continue to grow and scale enterprise accounts.

When launching a digital health company, it is important to invest in the company's intellectual property and brand. We have done both to position ourselves for a path to break-even and profitability.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $19,918.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Ravi Sharma

Amount Owed: $125,058.00

Interest Rate: 0.0%

Creditor: Paul Puri

Amount Owed: $10,000.00

Interest Rate: 0.0%

Maturity Date: August 02, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ravi Sharma

Ravi Sharma's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Co-Founder, Director

Dates of Service: June 01, 2017 - Present

Responsibilities: Fundraising, product vision, team building, investor management, brand management, and corporate development. Ravi currently receives $42K salary compensation for this role.

Other business experience in the past three years:

Employer: iBOS Ventures, LLC

Title: Co-Founder and Venture Partner

Dates of Service: December 01, 2018 - Present

Responsibilities: Advising and investing

Other business experience in the past three years:

Employer: Western Asset Management Company

Title: Portfolio Manager and Research Analyst

Dates of Service: June 01, 2014 - July 01, 2017

Responsibilities: Responsible for the build-out of the bulk acquisition strategy. This included, but was not limited to: (i) on-boarding quality lenders, (ii) drafting underwriting guidelines that fit investment mandate, (iii) sourcing and pricing pools, (iv) loan level due diligence (credit, compliance and property valuation), (v) contract negotiations (vi) acquisition mechanics (vii) leverage optimization, and (viii) on-going premium, repurchase and performance monitoring.

Other business experience in the past three years:

Employer: PNMAC Capital Management

Title: First Vice President and Director

Dates of Service: August 01, 2011 - July 01, 2014

Responsibilities: Securities and asset-level contract finance, due diligence (asset valuation, credit and compliance), collateral, risk mitigation, product development, regulation compliance, and vendor/client management. Effective communicator and presenter, analytical, ethical, collegial and driven leader with proven track record of closing a wide-array of securitizations and complex asset acquisitions.

Name: Fadi Madanat

Fadi Madanat's current primary role is with Tidecrest Capital. Fadi Madanat currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: May 01, 2018 - Present

Responsibilities: Advising CEO and voting on major decisions. Fadi does not receive salary or equity compensation for this role.

Other business experience in the past three years:

Employer: Tidecrest Capital

Title: Co-Founder and Manager

Dates of Service: August 01, 2014 - Present

Responsibilities: Investor

Name: Joe Andrea

Joe Andrea's current primary role is with Consolidated Analytics. Joe Andrea currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: July 01, 2018 - Present

Responsibilities: Advises the CEO and votes on major decisions. Joe Andrea does not receive salary or equity compensation for this role.

Other business experience in the past three years:

Employer: Consolidated Analytics

Title: Managing Partner

Dates of Service: February 01, 2019 - Present

Responsibilities: Sales, Management, Vision.

Other business experience in the past three years:

Employer: Opus Capital Markets Consultants

Title: Owner

Dates of Service: February 01, 2005 - January 01, 2017

Responsibilities: Sales, Management, Vision.

Name: Smita Bagla

Smita Bagla's current primary role is with Aligned Strategies. Smita Bagla currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: May 01, 2018 - Present

Responsibilities: Advises the CEO and votes on major decisions. Smita Bagla does not currently receive salary or equity compensation for this role.

Other business experience in the past three years:

Employer: Aligned Strategies

Title: Managing Director

Dates of Service: March 01, 2016 - Present

Responsibilities: As Managing Director, lead the business development and client executive role offering following services to large corporations as well as well- funded startups - Sr. Executive Relationship Management and Business Development - Business Transformation/Program Leadership Services for corporate enterprise-wide programs - Strategy, Innovation & Digital Transformation Services for media, entertainment, financial services, digital health, medical devices or healthcare insurance industries - New Product Vision, Innovation, Strategy and Roadmap development for Organizational Initiatives - Product development for the inclusion of AI/Machine Learning, BigData Analytics & gamification. - Thought leadership for the development of new products in SaaS products for mobile, video, OTT and web applications, - Interim CXO, Pitch deck, Term Sheets, Investments, Strategy & Product advisory for early stage startups.

Name: Amy Sharma

Amy Sharma's current primary role is with Anomaly. Amy Sharma currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: May 01, 2018 - Present

Responsibilities: Advises the CEO and votes on major decisions. Amy does not receive salary or equity compensation for this role.

Other business experience in the past three years:

Employer: Anomaly

Title: Associate Director

Dates of Service: October 01, 2020 - Present

Responsibilities: Business and Legal Affairs

Other business experience in the past three years:

Employer: Hailstorm

Title: Senior Business Affairs Manager

Dates of Service: May 01, 2019 - October 01, 2020

Responsibilities: Business and Legal Affairs

Other business experience in the past three years:

Employer: 72&Sunny

Title: Business Affairs Manager

Dates of Service: June 01, 2016 - May 01, 2019

Responsibilities: Business and Legal Affairs

Name: Abhi Mahule

Abhi Mahule's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: January 04, 2022 - Present

Responsibilities: Managing technology resources and architecture. Abhi currently receives salary compensation of $20K/month + equity.

Other business experience in the past three years:

Employer: Roku

Title: Director of Engineering

Dates of Service: August 01, 2016 - July 01, 2019

Responsibilities: Technology Architecture

Name: Alfred Berke Brown

Alfred Berke Brown's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: November 12, 2021 - Present

Responsibilities: Operations. Alfred currently receives a salary compensation of $42K/year for this role. Alfred works full-time for the company.

Other business experience in the past three years:

Employer: Fogbreak Justice

Title: Partner

Dates of Service: January 11, 2018 - Present

Responsibilities: Corporate programming and culture work

Name: Ektha Aggarwal

Ektha Aggarwal's current primary role is with Shakti Therapy. Ektha Aggarwal currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Clinical Officer

Dates of Service: October 23, 2021 - Present

Responsibilities: Clinical architecture, insurance management and onboarding providers

Other business experience in the past three years:

Employer: Shakti Therapy

Title: Psychotherapist

Dates of Service: November 01, 2018 - Present

Responsibilities: Ektha Aggarwal is an experienced licensed clinical social worker (LCSW). Shakti Therapy offers a holistic, psychedelic, and psychotherapeutic approach to managing mental health disorders such as anxiety and depression, life transitions, and relationship challenges.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Ravi Sharma

Amount and nature of Beneficial ownership: 519,913

Percent of class: 27.14

Title of class: Common Stock

Stockholder Name: Alfred Berke Brown

Amount and nature of Beneficial ownership: 519,913

Percent of class: 27.14

RELATED PARTY TRANSACTIONS

Name of Entity: Ravi Sharma

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: There is a compensation deferment in the amount of $125,058 on the books.

Material Terms: There is no interest rate or term.

Name of Entity: Dr. Rajesh Paul Puri

Relationship to Company: Director

Nature / amount of interest in the transaction: Loan to the company while he was an officer for the company. $10,000 loan with 0% interest rate. Due August 2022.

Material Terms: NA - see above.

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, First SAFE, and Second SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 2,554,133 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Fully Diluted Amount Outstanding

The Amount Outstanding listed above is calculated on a fully diluted basis and includes stock options and convertible securities as described below.

SAFEs

The total amount outstanding includes 638,533 shares to be issued pursuant to outstanding SAFE agreements. These shares are currently unissued. See details below.

Stock Options

The total amount outstanding includes 198,000 of shares to be issued pursuant to stock options, reserved but unissued and unvested.

The total amount outstanding includes 40,000 shares to be issued pursuant to stock options, reserved but unissued.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

Subject to the designation by the Board of Directors.

Material Rights

Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors. The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares consisutting any such series and the designation thereof, or any of the foregoing.

Currently, there are no designated shares of Preferred Stock.

First SAFE

The security will convert into Preferred stock and the terms of the First SAFE are outlined below:

Amount outstanding: $482,500.00

Interest Rate: 0.0%

Discount Rate: 10.0%

Valuation Cap: $8,000,000.00

Conversion Trigger: Priced Round

Material Rights

There are no material rights associated with First SAFE.

Second SAFE

The security will convert into Preferred stock and the terms of the Second SAFE are outlined below:

Amount outstanding: $247,500.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: Priced Round

Material Rights

The Company currently is fundraising up to $5,000,000 via this SAFE instrument. This SAFE has a $15,000,000 valuation cap and an 20% discount rate.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that technology to connect you with a therapist is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products may become dependent on the outside government regulation. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Ootify, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ootify, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Regulations

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time' to include relevant regulations and regulatory bodies

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2022.

OOTify, Inc.

By   /s/ *Ravi Sharma*

      Name: OOTify

      Title: CEO and Founder

Exhibit A

FINANCIAL STATEMENTS

OOTIFY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
OOTify, Inc.
Orange, California

We have reviewed the accompanying financial statements of OOTify, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 29, 2022
Los Angeles, California

OOTIFY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	14,347	$	141,339
Accounts receivable, net		-		-
Prepaids and other current asset		5,571		-
Total current assets		**19,918**		**141,339**
Total assets	**$**	**19,918**	**$**	**141,339**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit cards	$	-	$	-
Current portion of PPP Note		0		14,379
Promissory Note		10,000		-
Other current liabilities		125,058		125,058
Total current liabilities		**135,058**		**139,438**
Non Current portion of PPP Note		-		7,190
SAFEs		695,000		557,500
Total liabilities		**830,058**		**704,127**
STOCKHOLDERS EQUITY				
Common Stock		409		409
Additional Paid in Capital		260,402		256,650
Retained earnings/(Accumulated Deficit)		(1,070,952)		(819,847)
Total stockholders' equity		**(810,141)**		**(562,788)**
Total liabilities and stockholders' equity	**$**	**19,918**	**$**	**141,339**

See accompanying notes to financial statements.

OOTIFY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	3,887	$	2,173
Cost of goods sold		-		-
Gross profit		3,887		2,173
Operating expenses				
General and administrative		250,742		247,254
Sales and marketing		4,249		2,911
Total operating expenses		254,991		250,165
Operating income/(loss)		(251,105)		(247,992)
Interest expense		-		-
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(251,105)		(247,992)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(251,105)**	**$**	**(247,992)**

See accompanying notes to financial statements.

OOTIFY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Balance—December 31, 2019	**442,064**	**$ 409**	**$ 221,424**	**$ (571,855)**	**$ (350,022)**
Capital contribution	-	-	31,473		31,473
Sharebased Compensation	-	-	3,752	-	3,752
Net income/(loss)	-	-	-	(247,992)	(247,992)
Balance—December 31, 2020	442,064	$ 409	$ 256,650	$ (819,847)	**$ (562,788)**
Sharebased Compensation	-	-	3,752	-	3,752
Net income/(loss)	-	-	-	(251,105)	(251,105)
Balance—December 31, 2021	**442,064**	**$ 409**	**$ 260,402**	**$ (1,070,952)**	**$ (810,141)**

See accompanying notes to financial statements.

OOTIFY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(251,105)	$	(247,992)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Shared Based Compensation		3,752		3,752
Changes in operating assets and liabilities:				
Account receivables, net		-		104
Prepaids and other current asset		(5,571)		
Credit cards		-		(16,002)
Other current liabilities		-		-
Net cash provided/(used) by operating activities		**(252,924)**		**(260,138)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		31,473
Capital Contribution		-		-
Borrowing on SAFE		137,500		332,500
Borrowing on Promissory Note		10,000		-
Repayment of PPP loan		(21,569)		-
Borrowing on PPP Note		-		21,569
Net cash provided/(used) by financing activities		**125,931**		**385,542**
Change in cash		(126,992)		125,405
Cash—beginning of year		141,339		15,935
Cash—end of year	$	**14,347**	$	**141,339**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

OOTify Inc. was incorporated on June 13, 2017, in the state of Delaware. The financial statements of OOTify Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Orange, California.

OOTify (Hindi meaning - "lift-up") is a mental health care management system. The company used artificial intelligence (AI) for 1) interactive mental health training (Masterclass), 2) psychological assessment data to monitor your mental health data (i.e. steps tracker, but for your mind), and 3) an interactive recommendation engine to navigate you to clinical and sub-clinical solutions. As represented by management, OOTify is the first and only digital health company to complete a pilot clinical trial with a college campus where we collected thousands of data points informing our AI engine: a) proprietary digital phenotype inputs; and 2) measured benefits of clinical and sub-clinical solutions on varied student psychographics. We layer in interactive gamification via tokenization (i.e., NFTs) to ensure adherence and improved health outcomes through intrinsic and extrinsic motivators.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

 Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

OOTify Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues by the sale of its mental health services powered by artificial intelligence and enhanced telehealth technology.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $4,249 and $2,911, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 29, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Prepaid expenses	5,571	-
Total Prepaids and Other Current Assets	$ 5,571	$ -

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Officer Compensation Payable	$ 125,058	$ 125,058
Total Other Current Liabilities	**$ 125,058**	**$ 125,058**

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 30,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2021, and December 31, 2020, 442,064 shares have been issued and outstanding.

5.   SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 57,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	64,217	$ 0.18	-
Granted	-	0.18	
Vested	-	-	-
Outstanding at December 31, 2020	64,217	0.18	7.23
Granted	-	-	
Expired/Cancelled	-	-	
Outstanding at December 31, 2021	64,217	0.18	6.23

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2021 and 2020 was $3,752 and $3,752, respectively.

6.   DEBT

Promissory Notes

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note- to one of the officers	$ 10,000	0.00%	8/2/2021	8/2/2022	$ -	$ -	$ 10,000	$ -	$ 10,000	$ -	$ -	$ -	$ -	$ -
PPP Note	$ 21,569	1.00%	4/21/2020	Paid off	$ -	$ -	$ 0	$ -	$ 0	$ 126	$ 126	$ 14,379	$ 7,190	$ 21,569
Total					$ -	$ -	$ 10,000	$ -	$ 10,000	$ 126	$ 126	$ 14,379	$ 7,190	$ 21,569

On June 16, 2021, the entire amount of the PPP loan received on April 21, 2020, was forgiven.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount rate	As of Year Ended December 31,	
				2021	2020
Vikas Gupta	5/28/2020	$ 8,000,000	90%	$ 10,000	$ 10,000
IRA Services Trust Co. CFBO Rahul Khanna	4/2/2020	$ 8,000,000	90%	$ 2,500	$ 2,500
Priyanka Jhawer - TiE SoCal Syndicate	1/4/2019	$ 8,000,000	90%	$ 10,000	$ 10,000
Abhi Mahule - TiE SoCal Syndicate	1/21/2019	$ 8,000,000	90%	$ 15,000	$ 15,000
Gotham Education Group	8/1/2019	$ 8,000,000	90%	$ 25,000	$ 25,000
Anamika Ventures	3/1/2019	$ 8,000,000	90%	$ 10,000	$ 10,000
Parekh Holdings - TiE SoCal Syndicate	3/27/2019	$ 8,000,000	90%	$ 50,000	$ 50,000
Linda Horioka	4/11/2014	$ 8,000,000	90%	$ 25,000	$ 25,000
Paul Puri	4/2/2020	$ 8,000,000	90%	$ 25,000	$ 25,000
Amit Verma	1/10/2019	$ 8,000,000	90%	$ 10,000	$ 10,000
Pankaj Raval	1/10/2019	$ 8,000,000	90%	$ 5,000	$ 5,000
Smita Bagla	1/10/2019	$ 8,000,000	90%	$ 2,500	$ 2,500
Neil Kapadia	1/10/2019	$ 8,000,000	90%	$ 10,000	$ 10,000
Presland-Byrne Family Trust	7/11/2020	$ 15,000,000	80%	$ 25,000	$ 25,000
Mahendra Patil	8/11/2020	$ 15,000,000	80%	$ 25,000	$ 25,000
Pankaj Srivastava	7/11/2020	$ 15,000,000	80%	$ 25,000	$ 25,000
Ehsan Rahimy	10/23/2020	$ 8,000,000	90%	$ 30,000	$ 30,000
Titan Angels LLC	9/22/2020	$ 8,000,000	90%	$ 25,000	$ 25,000
Mike Okabayashi	3/9/2020	$ 8,000,000	90%	$ 10,000	$ 10,000
Karen Boyd	6/7/2020	$ 8,000,000	90%	$ 25,000	$ 25,000
Andrea Family Limited Partnership	9/16/2019	$ 8,000,000	90%	$ 2,500	$ 2,500
Hugh Nguyen	9/18/2019	$ 8,000,000	90%	$ 10,000	$ 10,000
Bharat Saoji	1/4/2019	$ 8,000,000	90%	$ 10,000	$ 10,000
Ashish Saboo	1/4/2019	$ 8,000,000	90%	$ 10,000	$ 10,000
USC Marshal Venture Fund	7/1/2019	$ 8,000,000	90%	$ 25,000	$ 25,000
Amy Rajendra Sharma	9/16/2019	$ 8,000,000	90%	$ 5,000	$ 5,000
Ehsan Rahimy	10/24/2020	$ 8,000,000	90%	$ 20,000	$ 20,000
Kevin Morris	1/9/2019	$ 8,000,000	90%	$ 25,000	$ 25,000
iBOS Ventures LLC	3/13/2020	$ 8,000,000	90%	$ 85,000	$ 85,000
Robert Stephenson	7/30/2021	$ 15,000,000	80%	$ 30,000	$ -
iBOS Ventures, LLC	9/4/2021	$ 15,000,000	80%	$ 10,000	$ -
The Schneider Family Trust	8/6/2021	$ 15,000,000	80%	$ 25,000	$ -
Sean Lee	8/5/2021	$ 15,000,000	80%	$ 2,500	$ -
Dr. Santhosh Joseph	7/22/2021	$ 15,000,000	80%	$ 10,000	$ -
Haider Abdullah	9/16/2021	$ 15,000,000	80%	$ 25,000	$ -
Gaingels Spark II LLC	10/21/2021	$ 15,000,000	80%	$ 25,000	$ -
EWGP Investor Consortium LLC	9/30/2021	$ 15,000,000	80%	$ 10,000	
Total SAFE(s)				**$ 695,000**	**$ 557,500**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the purchase amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price (the "Conversion Amount"). Dissolution Event means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (74,931)	$ (68,690)
Valuation Allowance	74,931	68,690
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (264,166)	$ (189,235)
Valuation Allowance	264,166	189,235
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $885,275, and the Company had state net operating loss ("NOL") carryforwards of approximately $885,275. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions

8. RELATED PARTY

On August 2, 2021, the Company entered into a Promissory Note agreement with the CMO (Chief Medical Officer) Dr. Paul Rajesh Puri, in the total amount of $10,000. The Note bears 0% interest and has maturity date set on August 2, 2022.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 29, 2022, which is the date the financial statements were available to be issued.

On January 19, 2022, the company entered into a Simple Agreement for Future Equity agreement with Stone Mountain Ventures, LLC (the 'investor') in the amount of $25,000. The "Post-Money Valuation Cap" is $15,000,000 and the "Discount Rate" is 80%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $251,105, an operating cash flow loss of $252,924, and liquid assets in cash of $14,347, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Ravi Sharma, Principal Executive Officer of OOTify, Inc., hereby certify that the financial statements of OOTify, Inc. included in this Report are true and complete in all material respects.

Ravi Sharma

CEO and Founder